UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             METEOR INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   591475 10 8
                                 (CUSIP Number)


                                Jeffrey S. Kramer
                      Nevada Manhattan Group, Incorporated
                     5038 North Parkway Calabasas, Suite 100
                           Calabasas, California 91302
                                 (818) 591-4400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 30, 1998
             (Date of Event Which Requires Filing of This Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 591475 10 8
                                       2

1  NAME OF REPORTING PERSON

          Nevada Manhattan Group, Incorporated
          IRS ID No.  88-0219765

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) ---
          (b) [ X ]

3  SEC USE ONLY

4  SOURCE OF FUNDS:

          WC


5 CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
  2(d) OR 2(e):

          [ X ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION:

          Incorporated under the laws of the State of Nevada


Number of Shares Beneficially Owned by Each Reporting Person With

7  SOLE VOTING POWER:

          One Million Two Hundred Twelve Thousand (1,212,000)

8  SHARED VOTING POWER

          Zero (0)

9  SOLE DISPOSITIVE POWER

          One Million Two Hundred Twelve Thousand (1,212,000)

10 SHARED DISPOSITIVE POWER

          Zero (0)

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          One Million Two Hundred Twelve Thousand (1,212,000)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

          ---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          35%

14 TYPE OF REPORTING PERSON*

          CO

                                       3
Cusip No. 591475 10 8


     This amendment No. 1 ("Amendment No. 1") to Schedule 13D amends in its entirety the Schedule 13D filed by Nevada Manhattan Group, Incorporated (the "Reporting Person") with the Securities and Exchange Commission (the "Commission") on January 10, 1999 with respect to securities of Meteor Industries, Inc. (the "Issuer").

Item 1.  Security and Issuer.

         This Amendment relates to the Common Stock, $.001 par value per share (the "Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 216 Sixteenth Street, Suite 730, Denver, Colorado 80202.

Item 2.  Identity and Background.

         Information concerning the Reporting Person is as follows:

         The Reporting Person's name is Nevada Manhattan Group, Incorporated, a Nevada corporation. The Reporting Person's principal business is natural resources and technology and its principal office is located at 5038 North Parkway Calabasas, Suite 100, Calabasas, California 91301. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         In May 1989, the Reporting Person received notice that the Commission had commenced an informal investigation into the Reporting Person's compliance with the registration and disclosure requirements of the federal securities laws. Thereafter the Commission commenced an extensive review of the Reporting Person's books and records relating to the Reporting Person's business and mining operations, its capital raising activities, and its financial condition and history. Through all stages of the investigation, the Reporting Person voluntarily cooperated with the Commission. On August 3, 1993, the Commission and the Reporting Person agreed to the entry of a consent judgment, which judgment was entered on April 7, 1994, against the Reporting Person and certain of the Reporting Person's past and present key employees, including Christopher
D. Michaels, Jeffrey S. Kramer and Stanley J. Mohr. Pursuant to the terms of the consent judgment, the Reporting Person, the aforesaid three executives and the Reporting Person's officers, agents and certain others were permanently enjoined from (a) selling securities in violation of the registration provisions of the federal securities laws and (b) violating the antifraud provisions of the federal securities laws.

                                       4
Cusip No. 591475 10 8

         As part of the consent judgment, the Reporting Person was required to engage an independent certified public accountant to conduct a full and complete analysis of the disposition of all funds received by the Reporting Person from investors and, to the extent so discovered, to disgorge any improper gains. On April 7, 1994, in response to the audit completed by the certified public accountant, the Reporting Person and the Commission entered into a stipulation regarding the resolution of all outstanding issues which then existed, which stipulation was entered as an order by the United States District Court for the Central District of California. Such stipulation contained an acknowledgment that the Reporting Person and its executive officers had received no improper gains as a result of prior activities by the Reporting Person in offering and selling its securities and that the consent judgment resolved all issues raised by the Commission as a result of the Reporting Person's prior activities. The Reporting Person and the persons named in the formal order of investigation were not required to pay any fines or required to disgorge any monies previously received by them.

         Information concerning the executive officers and directors of the Reporting Person is as follows:

         1.    (a)      Christopher D. Michaels

               (b) Mr. Michaels' business address is Nevada Manhattan Group, Incorporated, 5038 North Parkway Calabasas, Suite 100, Calabasas, CA 91302.

               (c) Mr. Michaels is the Chief  Executive  Officer and Chairman of
               the Board of Directors of the Reporting Person. (d) During the last five years Mr. Michaels has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (d) During the last five years Mr. Michaels has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Except as set forth above, during the last five years Mr. Michaels has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Michaels is a citizen of the United States.

                                       5
Cusip No. 591475 10 8

         2.    (a)      Jeffrey C. Kramer

               (b) Mr. Kramer's business address is Nevada Manhattan Group, Incorporated, 5038 North Parkway Calabasas, Suite 100, Calabasas, CA 91302.

               (c) Mr. Kramer is the President and is a Director of the Reporting Person.

               (d) During the last five years Mr. Kramer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Except as set forth above, during the last five years Mr. Kramer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Kramer is a citizen of the United States.

         3.    (a)      Testuo Kitagawa

               (b) Mr. Kitagawa's business address is Nevada Manhattan Group, Incorporated, 5038 North Parkway Calabasas, Suite 100, Calabasas, CA 91302.

               (c) Mr. Kitagawa is the Chief Operating Officer and Chief Financial Officer and is a Director of the Reporting Person. Mr. Kitagawa also holds positions with companies which may be deemed to control the Reporting Person as set forth below.

               (d) During the last five years Mr. Kitagawa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years Mr. Kitagawa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Kitagawa is a citizen of Japan.

                                       6
Cusip No. 591475 10 8

         4.    (a)      Neil H. Lewis

               (b) Mr. Lewis' business address is Nevada Manhattan Group, Incorporated, 5038 North Parkway Calabasas, Suite 100, Calabasas, CA 91302.

               (c) Mr. Lewis is the Secretary and is a Director of the Reporting Person.

               (d) During the last five years Mr. Lewis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years Mr. Lewis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Lewis is a citizen of the United States.

         5.    (a)      Joe C. Rude III

               (b) Dr. Rude's business address is 3065 River North Parkway, Atlanta, GA 30328.

               (c) Dr. Rude is a diagnostic radiologist with Quantum Radiology, which is located at 3065 River North Parkway, Atlanta, GA 30328 Atlanta, Georgia. Dr. Rude is also a Director of the Reporting Person.

               (d) During the last five years Dr. Rude has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years Dr. Rude has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Dr. Rude is a citizen of the United States.

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Cusip No. 591475 10 8

         6.    (a)      William E. Wilson

               (b) Mr. Wilson's address is 1819 Brainard Street, Pensacola, FL 32593.

               (c) Mr. Wilson is retired. Mr. Wilson is a Director of the Reporting Person.

               (d) During the last five years Mr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years Mr. Wilson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Wilson is a citizen of the United States.

         7.    (a)      Ilyas Chaudhary

               (b) Mr. Chaudhary's business address is 3201 Airpark Drive, Ste 201, Santa Maria, CA 93455.

               (c) Mr. Chaudhary is the President of Sedco Inc., an oil and gas investment company, which is located at 3201 Airpark Drive, Ste 201, Santa Maria, CA 93455. Mr. Chaudhary is also a Director of the Reporting Person.

               (d) During the last five years Mr. Chaudhary has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years Mr. Chaudhary has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Chaudhary is a citizen of Canada.

                                       8
Cusip No. 591475 10 8

         On September 21, 1998 TiNV1, Inc. ("TiNV1"), newly formed California corporation, filed with the Commission a Schedule 13D (the "Schedule 13D") regarding securities it purchased from the Reporting Person. The Schedule 13D indicated that TiNV1 was a wholly-owned subsidiary of SYMIC, Inc. ("SYMIC"), a California corporation, which in turn was a wholly-owned subsidiary of RDI, Inc. ("RDI"), a California corporation. The Schedule 13D stated that RDI was in turned owned and controlled by Movdy Gakayev and that Mr. Kitagawa was sole Director and President, Chief Financial Officer and Secretary of TiNV1, SYMIC and RDI. TiNV1 and Messrs. Kitagawa and Gakayev may be deemed to control the Reporting Person. Information concerning TiNV1 and Mr. Gakayev is set forth below.

         TiNV1's principal business is holding securities of the Reporting Person and its principal office is located at 222 North Sepulveda Boulevard, 20th Floor, El Segundo, California 90245. SYMIC's principal business is investment and management and its principal office is located at 222 North Sepulveda Boulevard, 20th Floor, El Segundo, California 90245. RDI's principal business is investment and its principal office is located at 222 North Sepulveda Boulevard, 20th Floor, El Segundo, California 90245. During the last five years, TiNV1, SYMIC and RDI have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, TiNV1, SYMIC and RDI have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information concerning Mr. Gakayev is as follows:

               (a)      Movdy Gakayev

               (b) Mr. Gakayev's business address is 701 Ocean Avenue, Suite 108, Santa Monica, California 90402.

               (c) Mr. Gakayev is the Chairman of RDI.

               (d) During the last five years Mr. Gakayev has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

               (e) During the last five years Mr. Gakayev has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Gakayev is a citizen of the Russian Federation.

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Cusip No. 591475 10 8

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person entered into a binding term sheet, dated December 30, 1998 (the "Term Sheet"), with Capco Acquisub, Inc. (the "Seller"), pursuant to which the Reporting Person purchased 1,212,000 shares of Common Stock (the "Initial Shares") from Capco for $8,484,000 ($7.00 per share), payable $500,000 on December 30, 1998, with the remaining portion being payable in installments. In addition, the Term Sheet provides for the purchase of an additional 518, 000 shares of Common Stock (the "Additional Shares") from the Seller by January 14, 1999, which Additional Shares are not presently owned by the Seller. The purchase price for the Additional Shares is $3,626,000 ($7.00 per share) payable in installments.

         If the Seller does not tender such additional shares by such date, the Term Sheet requires the Seller to pay liquidated damages in the amount of $500,000 or the Reporting Person may reduce the consideration otherwise payable to the Seller for the Initial Shares by $500,000. The Seller's obligation to pay such liquidated damages amount has been guaranteed by Ilyas Chaudhary (the owner of substantially all of Seller). Under the provisions of the Term Sheet, the Reporting Person agrees to cause one person nominated by the Seller to be included in each management slate of Directors of the Reporting Person until January 1, 2002. Mr. Chaudhary has been appointed to the Board of Directors of the Reporting Person pursuant to such provision. The Term Sheet provides, among other things, that the Reporting Person is to pay interest on the unpaid consideration at the rate of 11% per annum, and that the parties are to negotiate definitive documents containing customary representations, warranties, and covenants, including a pledge agreement providing for a pledge by the Reporting Person of the Issuer stock acquired by it from the Seller securing the Reporting Person's obligations to pay the purchase price and interest. The Term Sheet also provides for the issuance to the Seller of options expiring January 1, 2002 to purchase 15,000,000 shares of the Reporting Person's common stock at an exercise price of $.335 per share and 2,000,000 shares at an exercise price of $.65 per share. As of January 11, 1999, the Reporting Person's common stock was trading at approximately $1.25 per share. The entire transaction may be rescinded by the Reporting Person at any time before February 15, 1999. Exhibits
99.01 and 99.02 to this Amendment are hereby incorporated herein by this reference and the foregoing description is qualified in its entirety thereby.

                                       10
Cusip No. 591475 10 8

         The $500,000 paid to the Seller on December 30, 1998 was working capital of the Reporting Person. The Reporting Person does not know the source of the remaining payments, which may be from working capital, sales of securities of the Reporting Person, loans or other sources.

Item 4. Purpose of the Transaction.

         The Reporting Person is seeking to acquire a majority interest in the Issuer by January 15, 1999 pursuant to the Term Sheet. The Reporting Person intends to seek to appoint a majority of the Issuer's Board of Directors. The Reporting Person presently intends to propose to the Issuer that the Issuer enter into a gasoline supply contract with the Reporting Person pursuant to which the Reporting Person would supply significant amounts of gasoline to the Issuer at what is believed to be favorable prices. No assurance can be given that the Reporting Person will either gain the aforesaid representation on the Issuer's Board of Directors or enter into a gasoline supply contract with the Issuer.

         Except to the extent indicated above, the Reporting Person presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any changes in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered notarized securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

                                       11
Cusip No. 591475 10 8


Item 5. Interest in Securities of the Issuer.

                  (a) The Reporting Person presently beneficially owns 1,212,000 shares of the Issuer's Common Stock, which represents 35% of the outstanding Common Stock (based upon the number of securities outstanding as contained in the most recently available filing by the Issuer with the Commission). In addition, the Reporting Person may acquire an additional 518,000 shares (an additional 15%) pursuant to the Term Sheet.

                  (b) The Reporting Person has the sole power to vote or to direct the vote of the Initial Shares and upon acquisition of the Additional Shares will have the sole power to vote or to direct the vote of the Additional Shares.

                  (c) The purchase of the Initial Shares and the agreement to purchase the Additional Shares are the only transactions in the Common Stock that were effected during the last 60 days. See Item 3 which is incorporated herein by this reference.

                  (d) No other person other than those listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Initial Shares on and upon their acquisition the Additional Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 3 which is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

         The following exhibits are attached hereto and incorporated herein by this reference:

                           Exhibit 99.01    Term Sheet

                           Exhibit 99.02    Guaranty of Ilyas Chaudhary

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 15, 1999

         /s/ Neil H. Lewis
By:__________________________
Title:  Secretary, Nevada Manhattan Group, Incorporated

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Cusip No. 591475 10 8


                                  EXHIBIT 99.01


                             METEOR INDUSTRIES, INC.
                      Nevada Manhattan Mining Incorporated

                                   Term Sheet
                                December 30, 1998

Company:       METEOR INDUSTRIES, INC. ("Company"), a Colorado corporation.

Purchaser:     NEVADA MANHATTAN MINING INCORPORATED, a Nevada corporation("NM").

Stockholder:   CAPCO ACQUISUB, INC., a Colorado corporation ("Stockholder").

Transaction:
               For the consideration and on the terms and conditions described below, NM hereby purchases from Stockholder, and Stockholder hereby sells to NM, One Million Two Hundred Twelve Thousand (1,212,000) shares of the restricted voting common stock of the Company (the "Initial Shares").

               In  addition,   for  the  consideration  and  on  the  terms  and
               conditions described below, on or before January 14, 1999, Stockholder shall sell to NM an additional Five Hundred Eighteen Thousand (518,000) shares of Company common stock (the "Additional Shares", and, together with the Initial Shares, the "Shares").

               If Stockholder fails to deliver the Additional Shares in accordance with the paragraph immediately above, NM may, as liquidated damages for loss of a bargain and not as a penalty, in lieu of exercising its other rights respecting such Additional Shares under this Term Sheet, if it shall so elect, either (i) demand that Stockholder pay NM, and Stockholder shall pay NM, Five Hundred Thousand Dollars ($500,000) within 45 days or may
               (ii) by notice to Stockholder reduce the Initial Consideration (defined below) payable hereunder by Five Hundred Thousand Dollars ($500,000).

Cusip No. 591475 10 8              12

Consideration:
               In the transaction contemplated by this Term Sheet (the "Transaction") NM shall pay to the Stockholder the purchase price of $7.00 per Share, for a total purchase price for (A) the Initial Shares, Eight Million Four Hundred Eighty Four Thousand Dollars ($8,484,000) (the "Initial Consideration"), and (B) the Additional Shares, Three Million Six Hundred Twenty Six Thousand Dollars ($3,626,000) (the "Additional Consideration", and, together with the Initial Consideration, the "Consideration") as follows: (i) Five Hundred Thousand Dollars ($500,000) on the date hereof , (ii) One Million Dollars ($1,000,000) by March 16, 1999, and (iii) on each March 31, June 30, September 30 and December 31 following March 31, 1999, NM shall pay to Stockholder, Five Hundred Thirty Thousand Five Hundred Dollars ($530,500) until the Consideration shall have been paid in full; provided, however, that if the Additional Shares are not sold to NM as contemplated above, the total amount of Consideration shall be the amount of the Initial Consideration as reduced by NM pursuant to its liquidated damages rights as provided above, and the amount of each installment of Consideration payable hereunder shall be ratably reduced.

Interest:
               In addition to the installments of Consideration to be paid by NM as provided above, NM shall pay interest on any amount of the balance of the Consideration not then paid at the rate of eleven percent (11%) per annum, assuming a 365 day year, from the date hereof until the Consideration shall have been paid in full. On any date an installment of Consideration shall be paid or payable as provided above, all amounts of interest accrued and unpaid shall be paid together with such installment. All amounts of Consideration and interest thereon shall be paid in cash by wire transfer to such account of Stockholder located in the United States as Stockholder shall specify to NM in writing from time to time.

Representations
and Warranties
of NM:
               NM hereby makes each of the following representations and warranties to and for the benefit of Stockholder on the date hereof and as of the date of any sale of the Additional Shares:

               1. NM is a corporation duly organized, validly existing, and in good standing under the laws of Nevada.

               2. NM has full power and authority (including full corporate power and authority) to execute and deliver this Term Sheet and to perform its obligations hereunder. This Term Sheet constitutes the valid and legally binding obligation of NM, enforceable in accordance with its terms and conditions. NM need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Term Sheet.

Cusip No. 591475 10 8              13

               3. Neither the execution and the delivery of this Term Sheet, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which NM is subject or any provision of its charter or bylaws or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which NM is a party or by which it is bound or to which any of its assets is subject.

               4. NM has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Term Sheet for which Stockholder could become liable or obligated.

               5. NM is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").


Representations
and Warranties
of Stockholder:
               Stockholder hereby makes the representations and warranties appearing on Exhibit A hereto to and for the benefit of NM on the date hereof and as of the date of any sale of the Additional Shares.

Grant of Option:
               NM hereby grants to Stockholder the option to purchase from NM from time to time prior to January 1, 2002 (the "Option Termination Date"), (i) 15,000,000 shares of common stock of NM at the exercise price of thirty-three and one-half cents ($0.335) per share, and (ii) 2,000,000 shares of common stock of NM at the exercise price of sixty-five cents ($.65) per share (the "Options"). Each Option and its exercise price shall be ratably adjusted for any stock split, reverse stock split or share dividend which becomes effective after the date hereof and before the Option Termination Date. Each Option may be assigned by Stockholder, and thereafter shall be nonassignable.

Cusip No. 591475 10 8              14


NV Board
Representation:
               NM hereby agrees (A) promptly to cause one individual nominated by Stockholder to be appointed as a member of the NM Board of Directors, and (B) to cause one individual nominated by
               Stockholder to be included in each management slate of individuals proposed by NM to be elected as members of the NM Board after the date hereof and prior to the Option Termination Date. If at any time the aggregate number of shares of NM stock held by Stockholder and purchasable by Stockholder under the Option shall be less than Seven Million Five Hundred Thousand (7,500,00) shares, Stockholder's rights under this paragraph shall cease and terminate.

Expenses:
               Each Party shall bear such Party's own costs and expenses arising out of or relating to the Transaction (including such Party's own attorneys fees and expenses).

Assurances:
               The Parties hereby agree to execute and deliver all documents and instruments, and take such action as may be required, in order to effectuate the terms and conditions set forth in this Term Sheet. (Stockholder shall not disclose to any third party any information concerning the Transaction (or the transactions contemplated by the Other Term Sheets) without the prior written consent of NM.)

Due Diligence:
               Anything to the contrary appearing in this Term Sheet notwithstanding, NM shall have the right to rescind the Transaction by no later than February 15, 1999. Upon any such rescission, NM shall return all of the Shares to Stockholder, and Stockholder shall return to NM all Consideration and any other consideration received by Stockholder hereunder, and there shall be no further liability to either party.

Cusip No. 591475 10 8              15

     The terms and conditions set forth in this Term Sheet shall be binding and enforceable among the Parties. This Term Sheet and all transactions and disputes arising out of or related hereto shall be governed by the laws of California. The Parties contemplate that the Transaction will be consummated in accordance with the terms of this Term Sheet, and that this Term Sheet will be amended and restated in its entirety in definitive documents by February 15, 1999, and the Parties agree to negotiate in good faith such definitive documents, which will contain customary representations, warranties, covenants and conditions as reasonably required by NM. The definitive documents shall include, without limitation, a pledge agreement providing for a pledge of the Shares by NM to the Stockholder securing NM's obligations to pay the Consideration and interest thereon, which pledge agreement shall provide, among other things, that (i) the Shares pledged thereunder shall be held by a pledge agent reasonably acceptable to the parties hereto, and (ii) a ratable potion of the number of Shares pledged thereunder shall be released from such pledge upon payment of each installment of Consideration (together with interest thereon). In the event that final definitive documents either are not executed or not agreed upon between the Parties, then it is expressly understood and agreed that this Term Sheet shall be in lieu of any such definitive documents and shall be enforceable in accordance with the terms and conditions contained herein, and each Party shall be deemed to have made such additional representations and warranties as are consistent with those set forth herein and are reasonably customary in transactions involving private purchases of control positions in, and restricted stock of, a public company. All claims and disputes arising out of or related to this Term Sheet shall exclusively be subject to resolution by, and in accordance with the commercial rules of, the American Arbitration Association by arbitration conducted in Los Angeles, California. The Parties further agree that any arbitrator's order or judgment issued pursuant hereto may be enforced in any court of competent jurisdiction, and that the arbitrators appointed pursuant hereto shall have the right to award specific performance. In the event any action is necessary to enforce the rights of any of the Parties, the prevailing party in any such action shall be entitled to reasonable attorneys fees in addition to costs, including any arbitrators' costs and expenses. In the event there is no prevailing Party, each Party to such arbitration shall bear the fees, costs and expenses of the arbitrators equally.

     This Term Sheet shall become effective upon the execution and delivery hereof by each of the Parties, each of the parties to each thereof. All signatures may be delivered in counterparts by facsimile or original counterpart. By executing and delivering this Term Sheet, (i) NM acknowledges its receipt of certificates representing the Initial Shares, and (ii) Stockholder hereby acknowledges its receipt of $500,000 of Initial Consideration.

AGREED AND ACCEPTED BY:

Purchaser:

NEVADA MANHATTAN MINING INCORPORATED

         /s/ Neil H. Lewis, Sec.
BY:  ____________________________________________________
         Title:  Secretary



Stockholder:

CAPCO ACQUISUB, INC.
                  /s/ Ilyas Chaudhary
BY:  ____________________________________________________
         Title:   President

Cusip No. 591475 10 8              16


                            EXHIBIT A (TO EXHIBIT 99.01)

1. The Stockholder is duly organized, validly existing, and in good standing under the laws of Colorado.

2. The Stockholder has full power and authority (including full corporate power and authority) to execute and deliver this Term Sheet and to perform his or its obligations hereunder. This Term Sheet constitutes the valid and legally binding obligation of the Stockholder, enforceable in accordance with its terms and conditions. The Stockholder need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Term Sheet.

3. Neither the execution and the delivery of this Term Sheet, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Stockholder is subject or, if the Stockholder is a corporation, any provision of its charter or bylaws or
     (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Stockholder is a party or by which it is bound or to which any of his or its assets is subject.

4. The Stockholder has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Term Sheet for which NM could become liable or obligated.

5. The Stockholder holds of record and owns beneficially the Shares which Stockholder is selling to NM as of the date this representation is made, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws and, except that, pursuant to the terms of an agreement with the Company, a copy of which has been delivered by the Stockholder to NM (the "Stockholder Agreement"), the Shares may not be sold at a date earlier than December 31, 1999), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. All restrictions on transfer of the Shares under the Stockholder Agreement have been effectively waived with respect to the Transaction, and the Transaction will not constitute or cause a breach of the Stockholder Agreement. The Stockholder is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Stockholder to sell, transfer, or otherwise dispose of any capital stock of the Company (other than this Term Sheet). The Stockholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.

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6. The statements and information provided to NM by or on behalf of Stockholder in, or in connection with, this Term Sheet (including the representations and warranties contained herein and information provided relating to NM's due diligence investigation concerning the Transaction) do not, and will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make any such statements or information not misleading.

7. To the best knowledge of the Stockholder, Company has made all filings with the Securities and Exchange Commission ("SEC") that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the "Company Public Reports"). Each of the Company Public Reports, as of its respective date (and, with respect to the most recent Company Public Report, as of the date hereof) has complied with the Securities Act and the Securities Exchange Act in all material respects.

8. To the best knowledge of the Stockholder, except for (i) liabilities disclosed in the Company Public Reports, and (ii) liabilities which have arisen after January 1, 1998 in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), none of Company or any of its subsidiaries has any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether arising under environmental law or other applicable law or otherwise, and whether due or to become due), including any liability for any taxes, which, individually or in the aggregate, would have a material adverse effect on Company.

9.   The entire authorized capital stock of Company is as follows:

         Class of Stock         Authorized Number     Issued and Outstanding
                                    of Shares       (excluding treasury shares)


         Common Stock               10,000,000               3,458,892


               (ii) Ninety Seven  Thousand  (97,000)  shares of Company  capital stock are held in the Company's treasury. All of the issued and outstanding shares of the Company's capital stock, and all capital stock of each of Company's subsidiaries, have been duly authorized and are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company or any of its subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock except for 350,534 options outstanding under the Employees Stock Option Plan. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company or any of its subsidiaries except as reported in the Company Public Reports except outstanding warrants to purchase 1,372,000 shares of Company common stock.

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                                   EXHIBIT 99.02

                                PERSONAL GUARANTY

     WHEREAS, CAPCO ACQUISUB, INC., a Colorado corporation (hereinafter referred to as "Stockholder"), is entering into a Term Sheet (the "Term Sheet") of even date herewith with NEVADA MANHATTAN MINING INCORPORATED, a Nevada corporation ("NM"); and

     WHEREAS, NM is willing to enter in the Term Sheet with Stockholder on the condition it receives the guaranty of the undersigned, ILYAS CHAUDHARY, covering the obligations of the Stockholder to NM in accordance with the terms hereof;

     WHEREAS, the undersigned owns substantially all of Stockholder and will benefit substantially from the Term Sheet;

     NOW THEREFORE, in consideration of inducing NM to enter into the Term Sheet with Stockholder, the undersigned hereby guaranties, absolutely and unconditionally, to NM the punctual performance when due and to become due of all obligations of Stockholder to pay up to Five Hundred Thousand Dollars ($500,000) in liquidated damages to NM under the Term Sheet (collectively, the "Obligations").

     The undersigned hereby expressly waives notice of the acceptance of this Guaranty by NM; presentment and demand with respect to any Obligations under this Guaranty; protest and notice of dishonor, default, or non-payment to the undersigned with respect to any Obligations; any right to require suit against Stockholder before enforcing this Guaranty; and any right of applied before enforcing this Guaranty; and any right of subrogation to any of NM's rights against Stockholder unless and until the liabilities of the Stockholder are indefeasibly satisfied in full.

     The undersigned hereby consent and agree that from time to time, with or without notice to or assent from the undersigned, and security held by or available to NM for any Obligations of Stockholder may be exchanged, surrendered, or released and any Obligations or Stockholder may be changed, altered, renewed, extended, waived, or released in whole or in part and generally deal with Stockholder or any security as NM may see fit, and the undersigned shall remain bound under this Guaranty notwithstanding any such exchange, surrender, release, change, or alteration of collateral.

     The undersigned further agrees with NM that all present and future Obligations of the Stockholder to the undersigned, if any, shall be and is subordinated to, assigned, and transferred to NM and pledged and made security for the payment of all Obligations of the Stockholder to NM; and that the undersigned shall on request by NM execute such assignment and transfer as

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    NM may request to evidence that assignment hereby agreed to; and the undersigned hereby enforce payment of said Obligations in any proceeding whatsoever affecting the Stockholder or its property and to take any action in regard to the Obligations which the undersigned might otherwise do.

     This Guaranty shall enure to the benefit of NM and its successors and assigns and each reference to the undersigned shall be deemed to include his successors and assigns, heirs, executors, administrators, and legal representatives.

     No delay on the part of NM in exercising any rights hereunder or its failure to exercise same shall operate as a waiver of such rights and the failure by NM to provide any notice or demand to the undersigned shall not be deemed to be a waiver of any obligation of the undersigned or of the right of NM to take other or further action without notice or demand as provided herein. In any event, no notification or waiver of the provisions hereof shall be effective unless in writing and signed by NM nor shall any waiver be applicable except in the specific instance or matter for which given.

     The undersigned hereby waives any and all rights and defenses available to the undersigned by reason of California Civil Code ("Code") sections 2787 to 2855, inclusive. The undersigned hereby waives any and all rights of subrogation, reimbursement, indemnification, contribution and election of remedies and any other rights and defenses that are or may become available to the undersigned by reason of said sections of the Code. The undersigned hereby waives any requirement that NM exhaust any right or take any action or proceed in any particular order against the undersigned or any other person or any security or collateral with respect to any of the Obligations.

     This Agreement shall be deemed to be c contract entered into and made pursuant to the laws of the State of California and shall be in all respects be governed, construed, and enforced in accordance with the laws of said state.

     IN WITNESS WHEREOF, this Guaranty has been executed and delivered to NM by the undersigned this 30 day of December, 1998.

                                              /s/ Ilyas Chaudhary
                                         _____________________________
                                                ILYAS CHAUDHARY